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                              April 18, 2022

       Coreen Kraysler
       Chief Financial Officer
       Netcapital Inc.
       1 Lincoln Street
       Boston, MA 02111

                                                        Re: Netcapital Inc.
                                                            Amendment No. 1 to
                                                            Registration
Statement on Form S-1
                                                            Filed April 8, 2022
                                                            File No. 333-262688

       Dear Ms. Kraysler:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 11, 2022 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Prospectus Summary
       Our Strategy, page 4

   1. Refer to your response to comments 1 and 4. You state here and on page 32 that you are exploring various
alternatives to provide issuers and investors on your portal with the potential for greater
distribution and liquidity for secondary offerings, including engaging a broker dealer that
operates an Alternative Trading System. Please tell us whether you have plans to register
under Regulation ATS in connection with adopting a Secondary
                                                        Transfer Feature for
users of your platform. To the extent that you do not intend to register as an ATS or
do not engage a registered broker dealer, please tell why you are not
 Coreen Kraysler
Netcapital Inc.
April 18, 2022
Page 2
      required to register and how your activities in this regard will be consistent with the limited permitted activities by funding portals in Regulation
Crowdfunding.
       Please contact Sonia Bednarowski at 202-551-3666 or J. Nolan McWilliams, Acting
Legal Branch Chief, at 202-551-3217 with any questions.



                                                             Sincerely,
FirstName LastNameCoreen Kraysler
                                                             Division of
Corporation Finance
Comapany NameNetcapital Inc.
                                                             Office of Finance
April 18, 2022 Page 2
cc:       Richard Friedman
FirstName LastName